FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding operating results.

Press Release

Corporate Division of	Paseo de la	Tel. (34) 913 488 100
Communication	Castellana, 278-280	(34) 913 488 000
	28046 Madrid	Fax (34) 913 142 821
	Spain	(34) 913 489 494
www.repsol.com

Madrid, November 13th 2008

Number of pages: 9

Nine-Month 2008 Earnings

OPERATING PROFIT SURPASSES 5 BILLION EUROS

REPSOL’S NET INCOME RISES 15%

•	Net income reaches 2.816 billion euros.

•	Income from operations rises 19% to 5.072 billion euros.

•	Profit from Repsol’s three core businesses (upstream, downstream and LNG) advances 20%.

•	Exploration and Production earnings rise 41%.

•	YPF’s operating profit rises 23%, to 1.046 billion euros.

•	The year’s highlights include the oil discoveries of Guara (Brazil) and Kinteroni (Peru) and the start of work to enlarge of the Sines chemical complex in Portugal.

•	Repsol Chairman Antonio Brufau said the results “highlight the strength of Repsol’s businesses and the ability to continue growing profitability in a complex environment.”

Press Release

Repsol YPF posted net income of 2.816 billion euros in the first nine months of 2008, a 15% rise on the year-earlier period.

These results are reported in an environment marked by high oil prices and a strong Euro against the Dollar in the first half. Both indicators fell markedly in the third quarter.

Repsol’s operating profit, a measure of the company’s ordinary business, was 5.072 billion euros, a rise of 18.9% year-on-year. Especially significant is the performance of the core businesses, where earnings rose 19.7%, to 3.627 billion euros.

Operating profit at the exploration and production unit posted a significant rise of 41.2% to 1.999 billion euros, helped by higher prices for the basket of liquids at Repsol, which rose more than Brent crude. This is complemented by the good results obtained by YPF, where operating profit rose 22.8% to 1.046 billion euros.

Net debt at the end of the period was 4.399 billion euros, 906 million euros more than at the end of 2007. The rise is due mostly to the addition of the proportional part (517 million euros) of the debt taken on by Gas Natural when it bought a 9.99% stake in Union Fenosa in July

Investment in the period was 3.786 billion euros, a 3.8% rise on the year-earlier.

Repsol chairman Antonio Brufau said the good performance of the company’s core business “validates the policy of integrating and developing the strategic businesses, and highlights the strength of Repsol’s businesses and ability to continue growing profitability in a complex environment.

REPSOL’S CORE BUSINESS GREW 20%

The company’s core business, made up of the upstream, downstream and LNG units, posted income from operations of 3.627 billion euros, 20% higher than in the first nine months of 2007.

Upstream profit rose 41.2% year-on-year to 1.999 billion euros. This is due mostly to a significant 75.4% increase in the price of liquids sold by Repsol, whose growth outstripped the 65.6% gain in Brent crude.

Profit from operations at the liquefied natural gas (LNG) unit was 88 million euros, a rise of 20.5% from the previous year. The improvement in earnings was largely the result of optimisation of the Repsol’s tankers, increased gas sales and higher wholesale electricity power prices in Spain.

Press Release

Profit from operations at the downstream unit was 1.540 billion euros compared with 1.541 billion in the same period of 2007, a 0.1% fall when including inventories.

The change in results from the downstream business is due to the lower product sales, mostly made up for by wider refining margins.

Investment in the downstream business, of 939 million euros compared with 588 million euros in the same period of 2007, went mostly to refining and chemical projects part of the 2008-2012 strategic plan, and on operation, safety and environmental improvements.

EARNINGS AT YPF ROSE 22.8%

Operating income at YPF rose 22.8% from the year-earlier period to 1.046 billion euros.

The increase was mostly the result of an improvement in margins of oil products sales and a higher average price of gas.

GAS NATURAL SDG GAINED 8.2%

Gas Natural SDG in the first nine months posted operating income of 423 million euros a rise of 8.2% from the 391 million euros reported a year earlier.

The company’s Spanish power production and retail business unit made a significant contribution to the rise, as well the contribution to earnings of the power assets the company bought in Mexico at the end of 2007.

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Change %
	2007	2008
EBITDA	6,381	7,358	15.3
Income from continuous operations before financial expenses	4,267	5,072	18.9
Financial expenses	(117)	(236)	101.7
Income before income tax and income of associates	4,150	4,836	16.5
Income tax	(1,645)	(1,908)	16.0
Share in income from companies carried by the equity method	76	67	(11.8)
Income for the period	2,581	2,995	16.0
Income attributable to minority interests	133	179	34.6

NET INCOME	2,448	2,816	15.0

BREAKDOWN OF REPSOL YPF

OPERATING PROFIT, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Change %
	2007	2008
Upstream	1,416	1,999	41.2
LNG	73	88	20.5
Downstream	1,541	1,540	—
YPF	852	1,046	22.8
Gas Natural SDG	391	423	8.2
Corporate & others	(6)	(24)	300

TOTAL	4,267	5,072	18.9

Press Release

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – September		Change %
	2007	2008
Oil and gas production (Thousand boepd)	401	334	(16.9)
Crude processed (Thousand tons)	31.1	30.4	(2.2)
Sales of oil products (Thousand tons)	34,761	33,129	(4.7)
Sales of petrochemical products (Thousand tons)	2,294	2,120	(7.6)
LPG sales (Thousand tons)	2,510	2,365	(5.8)

YPF OPERATING HIGHLIGHTS

	January – September		Change %
	2007	2008
Oil and gas production (Thousand boepd)	657	623	(5.2)
Crude processed (Thousand tons)	12.7	12.6	(1.0)
Sales of oil products (Thousand tons)	11,344	11,514	1.5
Sales of petrochemical products (Thousand tons)	1,192	1,171	(1.7)
LPG sales (Thousand tons)	282	290	2.6

Press Release

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2007	SEPTEMBER 2008
NON-CURRENT ASSETS
Goodwill	3,308	2,809
Other intangible assets	1,018	1,286
Property, plant & equipment	23,676	24,562
Real-Estate Investments	34	34
Equity-accounted financial investments	537	592
Non-current financial assets	1,948	2,450
Deferred tax assets	1,020	1,058
CURRENT ASSETS
Non-current assets classified as held for sale	80	1,143
Inventories	4,675	5,727
Trade and other receivables	8,017	8,489
Other current financial assets	266	268
Cash and cash equivalents	2,585	2,525

TOTAL ASSETS	47,164	50,943

Total equity	19,162	21,920
NON-CURRENT LIABILITIES
Subsidies	109	114
Non-current provisions	2,565	2,992
Non-current financial debt	10,065	9,916
Deferred tax liabilities	2,473	2,398
Other non-current liabilities	1,435	1,480
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale	—	583
Current provisions	286	213
Current financial debt	1,501	2,397
Trade and other payables	9,568	8,930

TOTAL LIABILITIES	47,164	50,943

Press Release

NINE-MONTH HIGHLIGHTS

Strategic Plan 2008-2012

Repsol YPF Chairman Antonio Brufau in February presented the 2008-2012, Strategic Plan which sets out the main growth vectors of the company for the coming years based on ten key growth projects which account for 60% of the investment in the core business through 2012 (12.3 billion euros).

The new plan, described by Brufau as “ambitious and realistic,” calls for a total investment of 32.8 billion euros to increase net income by 2.8 times by 2012, EBITDA by 1.8 times and operating income by 2.1 times.

Guara: New deepwater discovery in Brazil

Repsol in June announced a second deepwater oil discovery in the Santos Basin, off the coast of Brazil. The new discovery, called Guara, is in block BM-S-9 adjacent to the Carioca oil field discovered at the end of 2007 and which contains high grade oil according to initial estimates.

The presence of light 28º API crude oil has been detected in the new field, discovered by a consortium made up of Petrobras (45% and operator), BG (30%) and Repsol YPF (25%), 310 km from the coast of the state of Sao Paulo at a depth of 5,000 meters.

Guara is in the Santos Basin, considered one of the main growth areas for the company worldwide. The development of the deepwater Santos Basin is one of the 10 key projects outlined in the 2008-2012 strategic plan.

Start of Production at the I/R field in Libya

In the second quarter Repsol began production at the I/R field in Libya, one of the 10 key projects outlined in the 2008-2012 strategic plan. Current output is 16,000 boe/day and a plateau production of 90,000 boe/day is expected.

14.9% of YPF sold to the Petersen Group

Repsol on February 21 agreed to sell 14.9% of YPF to Grupo Petersen for 2.235 billion dollars. The deal, which values YPF at 15 billion dollars, is part of Repsol’s strategy to improve the geographic distribution of its assets, managing them globally while retaining a local focus.

The agreement also includes an option on an additional 10.1% of YPF, allowing Grupo Petersen to reach a 25% stake. Grupo Petersen has already executed an option for 0.1%.

Press Release

A 39% raise in dividends

Repsol agreed to pay a gross dividend of 1 euro per share from 2007 earnings, a raise of 39% from the previous year. This increase is in line with the current management’s policy of increasing payments to shareholders.

Sale of de service stations in Ecuador

Repsol agreed to sell to the Peruvian-Chilean PRIMAX group the Ecuadorian companies, RECESA and Oiltrader, for 47 million dollars. This agreement includes the sale of Repsol’s 123 service stations, including those owned directly as well as the franchises, distributed throughout Ecuador. Likewise, this includes the sale of the Repsol industrial sales business in that country, as well as the commercial and logistic infrastructure, and the lubricant and aviation businesses. In the lubricants business Repsol will maintain with PRIMAX a commercialization and distribution contract, and a technical assistance contract for the aviation business.

The sale of RECESA and Oiltrader is part of the non-strategic asset divestment policy contemplated in the 2008-2012 Strategic Plan.

Investment of 3.2 billion euros for Cartagena refinery

On 8 January, an investment of more than 3.2 billion euros was approved for the expansion of the Cartagena refinery, converting this industrial complex into one of the most modern in the world and doubling its production capacity to 11 million tons per year (220,000 b/d).

This project will help reduce the increasing shortfall of medium distilled products in Spain. The Cartagena project is part of Repsol´s program to adapt its installations to the production of clean fuels for transport, encourage the use of biofuels (bio diesel) and improve energy efficiency, security and environmental impact.

Start of Work on the Sines Chemical Complex enlargement

In September, Repsol’s CEO, Antonio Brufau, Portugal’s Prime Minister, and Economy Minister José Socrates and Manuel Pinho, announced the start of the Sines Petrochemical Complex expansion project. This project represents an investment of more than 1 billion euros, one of the biggest ever in the history of Portugal.

The expansion of the Repsol Sines Complex includes the construction of new lineal polyethylene and polypropylene units that will triple the capacity of the existing petrochemical complex, and will increase the current cracker capacity by 40% 570,000 tons of ethylene a year. In addition, a cogeneration plant of 45 megawatts (MW) will be built.

Press Release

The Sines Petrochemical Complex will increase its efficiency and become one of Europe’s most advanced technological centres. The production of this new Complex will be mainly destined for export and will exceed 1.2 billion euros per year.

Start of production in Block 56 (Peru)

In October the Camisea Consortium in which Repsol has a 10% stake, announced the start of operations in block 56 with the commercial start-up of the Pagoreni field in Cuzco (Peru). Current gas output is 34,000 boepd and a maximum of 135,000 boepd is expected.

Gas find in Kinteroni in Peru’s Block 57

At the start of the year gas was found in the Peruvian Kinteroni well in Block 57, in Cuzco. The first production tests, which are still under way registered a flow of 1 million cubic metres of gas per day (0,365 bcm/year) and 198 cubic metres of associated liquids (72,270 cubic metres/year.)

Repsol is the operator of the consortium that will exploit the Kinteroni X1 field, with a 53.84% stake. This new find is north of Blocks 88 and 56, in which Repsol also participates, and from which will be sourced the output for the Camisea LNG plant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 13th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer